UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ZYNERBA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98986X109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 98986X109

(1)	Names of Reporting Persons
Michael Rapoport

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power
0

(6) Shared Voting Power
0

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
0%

(12)	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No: 98986X109

Item 1.

(a)	Name of Issuer Zynerba Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 80 W. Lancaster Avenue, Suite 300, Devon, PA 19333

Item 2 (a).	Name of Person Filing

Michael Rapoport

Item 2 (b).	Address of Principal Business Office or, if none, Residence

105 S. Narcissus Avenue, Suite 705, West Palm Beach, FL 33401

Item 2 (c).	Citizenship

This Schedule 13G is being filed on behalf of Michael Rapoport, an individual who is a citizen of the United States of America.

The principal business office of Michael Rapoport is 105 S. Narcissus Avenue, Suite 705, West Palm Beach, FL 33401.

Item 2 (d)	Title of Class of Securities
Common Stock, par value $0.001 per share

Item 2 (e)	CUSIP Number
98986X109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Michael Rapoport – 0 shares of Common Stock

(b)	Percent of Class: **

Michael Rapoport – 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Michael Rapoport – 0 shares of Common Stock

(ii)	shared power to vote or to direct the vote

Michael Rapoport – 0 shares

(iii)	sole power to dispose or to direct the disposition of

Michael Rapoport – 0 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of

Michael Rapoport – 0 shares

** The beneficial ownership percentages herein are based on 29,439,175 shares of Common Stock issued and outstanding as of November 5, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

/s/ Michael Rapoport
Michael Rapoport

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